UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 12d-2(a)

(Amendment No. 6)

Korea Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50063B104

(CUSIP Number)

Michael Pradko	Timothy W. Diggins, Esq.
Harvard Management Company, Inc.	Ropes & Gray LLP
600 Atlantic Avenue	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 523-4400	(617) 951-7389

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. 50063B104	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS President and Fellows of Harvard College
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON EP

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.10 par value (the “Common Stock”), of Korea Equity Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at 535 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of Harvard or, to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4. Purpose of Transaction.

This statement is being filed to report the disposition of all securities of the Issuer owned by Harvard.

Item 5. Interest in Securities of the Issuer.

(a) Harvard does not beneficially own any shares of Common Stock.

(b) Not applicable.

(c) On August 31, 2005, Harvard sold 2,441,200 shares of Common Stock in a block trade effected over the New York Stock Exchange at a price of $7.02 per share. Harvard and Sowood Capital Management LP (“Sowood”) entered into an investment management agreement as of July 1, 2004, pursuant to which Sowood had assumed sole dispositive power with respect to shares of Common Stock owned by Harvard.

(d) Not applicable.

(e) On August 31, 2005, Harvard ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, the Fellows and the executive officers of Harvard.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated: September 2, 2005	PRESIDENT AND FELLOWS OF HARVARD COLLEGE

	By:	/s/ Michael S. Pradko
Name: Michael S. Pradko Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy
A	Information Concerning the President, Fellows and executive officers of Harvard	7

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

Name	Office/Position

Lawrence H. Summers	President

James F. Rothenberg	Treasurer

Mark Goodheart	Secretary

Hanna H. Gray	Fellow

James R. Houghton	Fellow

Robert E. Rubin	Fellow

Robert D. Reischauer	Fellow